EMPLOYMENT AND NONCOMPETE AGREEMENT

   THIS AGREEMENT, dated this first day of April 1, 1992, is made by and among R.C. Matney, a resident of the State of Indiana
("Executive"); and MNX INCORPORATED, a Missouri corporation
("Employer").


                               RECITALS

   A. Employer and it's subsidiaries are engaged in the business of freight transportation services, both providing and arranging transportation of goods. Subsequent references to Employer herein shall be deemed to also include Employer's subsidiary corporations.

   B. Executive desires to be employed by Employer as Chairman, and Employer desires to employ Executive in such capacity under the terms set forth herein.


                              AGREEMENT

     In consideration of the mutual promises, covenants and agreements contained herein and other good and valuable consideration, sufficiency of which is hereby acknowledged by Executive and Employer, the parties agree as follows:

1. Employment and Term of Employment.

   Employer hereby employs Executive and Executive hereby accepts employment which Employer for the term commencing on the date hereof and continuing for a period of ten (10) years subsequent to the date hereof , unless sooner terminated as provided in Section 5. The parties hereto entered into any earlier "Employment and Noncompete Agreement" dated March 31, 1989 which is superceded in its entirety by this Agreement.

2. Duties and Authority.

   2.01 Duties and Position of Executive. Executive shall undertake and assume the responsibility for those duties that Employer's Board of Directors shall, from time to time, assign to Executive. Executive's principal duties as of the date of this Agreement shall be and are those typically performed by the Chairman of a company; however, Employer may, for any reason whatsoever, reassign Executive's duties to another person.

   Subject to appropriate action by Employer's Board of Directors, Executive has been elected as Chairman of Employer; however, nothing contained in this Agreement shall be interpreted to require Employer's Board of Directors to elect Executive to any corporate office or to prevent Employer's Board of Directors, in their sole discretion and without cause, from removing Executive from an office to which he may be elected.

   2.02 Full Time Employment. Executive shall, at all times, faithfully and to the best of his ability, experience and talents, perform the duties set forth herein or to which Executive may, in the future, be assigned, always acting solely in the best interests of the Employer.

   Executive shall devote his full time and attention to performance of the above described duties; provided, however, he shall be allowed to engage in appropriate civic, charitable or religious activities and to devote a reasonable amount of time to passive private investments.

   2.03 Reassignment of Duties of Chairman. In the event the Employer's Board of Directors shall reassign the duties of the Executive as Chairman to another person, the Executive shall thereafter serve as President of Mark VII Transportation Co. (a wholly owned subsidiary of Employer) and as a member of the Executive
Committee of MNX, engaged in the performance and management of marketing services of Mark VII and the management and administration of those specific projects which are acceptable to the Employee and which are consistent with his experience and competence.

   Employer undertakes and agrees to make such reassignment of the duties of Chairman should Executive so request at any time following the seventh anniversary of this Agreement.

3. Compensation.

   During the term of this Agreement, Employer shall pay to Executive the following compensation:

   3.01 Base Salary. Executive shall be paid an initial base salary of One Hundred Seventy-Five Thousand and No/100 Dollars ($175,000) per year ("Base Salary"), payable in regular equal installments not less often than monthly. Employer's Board of Directors shall have the complete discretion to increase or decrease Executive's salary at any time; however, it shall not be reduced to less than the original Base Salary. Executive shall be given equal consideration, along with other members of senior executive management, for merit, longevity, and cost of living salary increases.

   3.02 Bonus. Commencing January 1, 1992, Executive shall participate equally in any senior executive management bonus program established by Employer.

   3.03 Fringe Benefits. Executive shall receive all of the fringe benefits Employer offers to other members of senior executive management.

   3.04 Reimbursement of Expenses. Employer shall reimburse Executive for ordinary, necessary and reasonable business expenses incurred to conduct or promote Employer's business, including travel and entertainment, provided Executive submits an itemization of such expenses and supporting documentation therefor, all according to Employer's generally applicable procedures.

   3.05 Stock Options. By separate document, Employer shall provide Employee with an option to purchase 60,000 shares of Employer's common stock, exercisable at not more than $8.25 per share, of which 30,000 shall vest immediately with the balance vesting in 5 equal annual installments , commencing January 1, 1993, exercisable one year after vesting. All such options shall lapse 10 years subsequent to vesting.


4. Nondisclosure and Noncompetition.

   Executive hereby covenants and agrees as follows:

   4.01 Confidentiality. Executive acknowledges that as a result of his employment by Employer, he has, in the past, used and acquired and, in the future, will use and acquire knowledge and information used by Employer in its business and which is not generally available to the public or to persons in the transportation industry, including, without limitation, its future products, services, patents and trademarks; designs; plans; specifications; models; computer software programs; test results; data; manuals; methods of accounting; financial information; devices; systems; procedures; manuals; internal reports; lists of shippers and carriers; methods used for and preferred by its customers; and the pricing structure of its existing and contemplated products and service, except such information known by Executive prior to his employment by Employer ("Confidential Information"). As a material inducement to Employer to enter into this Agreement, and to pay to Executive the compensation set forth herein, Executive agrees that, during the term of this Agreement and subject to the provisions of section 6.05 below, Executive shall not, directly or indirectly, divulge or disclose to any person, for any purpose, for a period of three (3) years after the termination of this Agreement,any Confidential Information, except to those persons authorized by Employer to receive Confidential Information and then only if use by such person is for Employer's benefit.

   4.02 Covenant Against Competition. During the term of this Agreement and subject to the provisions of section 6.05 below, for a period of three (3) years after the termination of this Agreement, Executive shall not have any interest in or be engaged by any business or enterprise that is in the business of providing motor freight transportation services or arranging for the transportation of goods, including any business that acts as a licensed property broker or shipper's agent, which is directly competitive with any aspect of the business Employer now conducts or which Employer is conducting or is in the process of developing at the time of any competitive actions by Executive ("Prohibited Activity") except to the extent provided in section 2. For purposes of this Section 4.02, Executive shall be deemed to have an "interest in or be engaged by a business or enterprise" if Executive acts (a) individually, (b) as a partner, officer, director, shareholder, employee, associate, agent or owner of any entity or (c) as an advisor, consultant, lender or other person related, directly or indirectly, to any business or entity that is engaging in, or is planning to engage in, any Prohibited Activity. Ownership of less than five percent (5%) of the outstanding capital stock of a publicly traded entity that engages in any Prohibited Activity shall not be a violation of this Section 4.02.

   4.03 Employment of Other Employees by Executive. During the term of this Agreement and, subject to the provisions of section 6.05 below, for a period of three (3) years after the termination of this Agreement , Executive shall not directly or indirectly solicit for employment, or employ, except on behalf of Employer, any person who was an employee of Employer at any time during the six (6) months preceding such solicitation or employment.

   4.04 Judicial Amendment. If a court of competent jurisdiction determines any of the limitations contained in this Agreement are unreasonable and may not be enforced as herein agreed, the parties hereto expressly agree this Agreement shall be amended to delete all limitations judicially determined to be unreasonable and to substitute for those limitations found to be unreasonable the maximum limitations such court finds to be reasonable under the circumstances.

   4.05 Irreparable Injury. Executive acknowledges that his abilities and the services he will provide to Employer are unique and that his failure to perform his obligations under this Section 4 would cause Employer irreparable harm and injury. Executive further acknowledges that the only adequate remedy is one that would prevent him from breaching the terms of Section 4. As a result, Executive and Employer agree that Employer's remedies may include preliminary injunction, temporary restraining order or other injunctive relief against any threatened or continuing breach of this Section 4 by Executive. Nothing contained in this Section 4.05 shall prohibit Employer from seeking and obtaining any other remedy, including monetary damages, to which it may be entitled.

5. Termination.

   5.01 Events Causing Termination. This Agreement shall terminate upon the first of the following events to occur:

   a)   At the end of ten (10) years subsequent to the date hereof;

   b)   On the date of Executive's death;

   c) At Employer's option, upon Executive's disability as defined in section 5.02 (a) below, effective on the day Executive receives notice from Employer that it is exercising its option granted by this Section to terminate this Agreement;

   d) On the day Executive receives written notice from Employer that Executive's employment is being terminated for cause, as defined in section 5.02 (b) below;

   e) Fifteen (15) days after receipt by Executive of notice from Employer specifying any act of insubordination or failure to comply with any instructions of Employer's Board of Directors or any act or omission that Employer's Board of Directors believes, in good faith, materially does, or may, adversely affect Employer's business or operations provided Executive fails to remedy or cease said acts within said fifteen (15) day period;

   f) On the date Executive resigns or, at the Company's option, the date Executive commits any act that is a material breach of this Agreement; and

   g) At Executive's option, on the date Employer commits any act that is a material breach of this Agreement.


   5.02 Definitions. For purposes of Section 5.01 the following definitions shall apply:

   a) "Disability" means Executive's inability, because of sickness or other incapacity, whether physical or mental, to perform his duties under this Agreement for a period in excess of one hundred eighty (180) substantially consecutive days, as professionally determined by two medical doctors licensed to practice medicine, one of which is selected by the Employer and one of which is selected by the Executive. In the event the doctors should disagree as to whether the Executive is disabled, they shall select a third licensed medical doctor to make such termination which shall be binding on the parties hereto.

   b) "Cause" means (i) a willful failure by Executive to substantially perform his duties hereunder, other than a failure resulting from Executive's incapacity to do so because of physical or mental illness, (ii) a willful act by Executive that constitutes gross misconduct and which is materially injurious to Employer, (iii) Executive's commitment of any act of dishonesty toward Employer, theft of corporate property or unethical business conduct or (iv) Executive's conviction of any felony involving dishonest, or immoral conduct.

6. Payments Upon Termination.

   6.01 Payments Upon Executive's Death or Disability. Upon the termination of this Agreement pursuant to Section 5.01 (b) (death) or
Section 5.01 (c) (disability), Employer shall pay, or cause to be paid, to Executive, his designated beneficiary or his legal representative,

   a) the Base Salary and fringe benefits through the period ending twelve (12) months after occurrence of the event causing termination; and

   b) all necessary, ordinary, and reasonable business expenses incurred by Executive prior to termination of this Agreement.

Employer shall not be obligated to make any other payments to Executive.

   6.02 Payments Upon Expiration of Term or Termination, for Cause, Insubordination, Resignation or Breach by Executive. Upon termination of this Agreement pursuant to Section 5.01 (a) (lapse of term),
Section 5.01 (d) (cause), Section 5.01 (e) (insubordination), or
Section 5.01 (f) (resignation or breach by Executive), Employer shall pay, or cause to be paid, to Executive,

   a) the Base Salary and fringe benefits for the period ending on the date this Agreement is terminated pursuant to the appropriate subsection of Section 5.01; and

   b) all necessary, ordinary, and reasonable business expenses incurred by Executive prior to termination hereof.

Employer shall not be obligated to make any other payments to Executive.

   6.03 Payments Upon Termination for Breach by Employer. Upon termination of this Agreement pursuant to Section 5.01 (g) (Employer's breach), Employer shall pay to Executive all of the compensation set forth in Section 3 thru the period ending on the tenth anniversary of this Agreement . All compensation paid by Employer under the terms of this Section 6.03 shall be paid in the manner set forth in Section 3.

   6.04 Payment of Amounts Due Upon Termination and Mitigation. If Executive is entitled to payment of Base Salary, fringe benefits or business expenses upon termination of this Agreement, Employer shall make said payments within the ordinary course of its business and pursuant to the terms hereof. All such payments shall be reduced by the amount of compensation earned by the Executive from other employment.

   6.05 Effect of Termination on Nondisclosure, Noncompete and
Nonsolicitation Provisions.

   a) All of the provisions of Section 4(confidentiality, noncompete and nonemployment of other employees ) of this Agreement shall survive termination hereof pursuant to Section 5.01 (d) (cause),
Section 5.01 (e) (insubordination) or Section 5.01 (f) (resignation) even though the remaining terms and provisions of this Agreement shall be void, including the terms of Section 3(compensation).

   b)   Upon termination of this Agreement pursuant to Section 5.01
(a) (lapse of term) Employer may elect to continue the obligations of Executive set forth in Section 4 (confidentiality noncompete and nonemployment) for so long as the Employer continues to provide all compensation set forth in Section 3, but not to exceed three years subsequent to termination.

   c) Upon termination pursuant to Section 5.01 (c) (disability) the provisions of Section 4 (confidentiality, noncompete and nonemployment of other employees) shall survive for one year thereafter.

   d)   Upon termination of this Agreement pursuant to Section 5.01
(g) (Employer breach), all of the provisions of Section 4
(confidentiality, noncompete and nonemployment of other employees) shall be void.

   6.06 Provisions Void Upon Termination. Except as specifically provided herein to the contrary, all terms and provisions of this Agreement shall be void upon any termination hereof.

7. Conflict of Interest.

   During the term of this Agreement, Executive shall not, directly or indirectly, have any interest in any business which is a supplier of Employer without the express written consent of Employer's Board of Directors. Such interest shall include, without limitation, an interest as a partner, officer, director, stockholder, advisor or employee of or lender to such a supplier. An ownership interest of less than five percent (5%) in a supplier whose stock is publicly held or regularly traded shall not be a violation of this Section 7.

8. Indemnification of Executive

   The Employer will indemnify the Executive and hold him harmless (including reasonable attorney fees and expenses) to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding in which the Executive is a party or witness as a result of his employment with the Employer. This indemnification shall survive the termination of this Agreement.

9. General Provisions.

   9.01 Location of Employment. Executive's principal office shall be located at Indianapolis, Indiana, or at such other location where Employer and Executive shall mutually agree.

   9.02 Assignment. Neither party may assign any of the rights or obligations under this Agreement without the express written consent of the other party. For purposes of the foregoing sentence, the term "assign" shall not include an assignment of this Agreement by written agreement or by operation of law to any of Employer's wholly owned subsidiaries.

   9.03 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties' heirs, successors and assigns, to the extent allowed herein.

   9.04 Severability. The provisions of this Agreement are severable. The invalidity or unenforceability of any one or more of the provisions hereof shall not affect the validity or enforceability of any other part of this Agreement.

   9.05 Waiver. Waiver of any provision of this Agreement or any breach thereof by either party shall not be construed to be a waiver of any other provision or any subsequent breach of this Agreement.

   9.06 Notices. Any notice or other communication required or permitted herein shall be sufficiently given if delivered in person or sent by certified mail, return receipt requested, postage prepaid, addressed to:

   Employer: MNX Incorporated
             P.O. Box 939
             5310 St. Joseph Avenue
             St. Joseph, Missouri 64505
             Attention: Chairman of the Board

   cc:       Randy Sunberg
             Shook, Hardy & Bacon
             One Kansas City Place
             1200 Main Street
             Kansas City, Missouri 64105

   Executive:      R.C. Matney Indianapolis, Indiana

or such other address as shall be furnished in writing by any such party. Any notice sent by the above-described method shall be deemed to have been received on the date personally delivered or so mailed. Notices sent by any other method shall be deemed to have been received when actually received by the addressee or its or his authorized agent.

   9.07 Applicable Law. Except to the extent preempted by federal law, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Missouri, without considering its laws or rules related to choice of law.

   9.08 Jurisdiction and Venue. Subject to the arbitration provision in section 9.11 below, the parties hereby consent, and waive any objection, to the jurisdiction of either the Circuit Court of Buchanan County, Missouri or the United States District Court for the Western District of Missouri over the person of either party for purposes of any action brought under or as the result of a breach of this Agreement. The parties agree that their execution of this Agreement constitutes doing or conducting business within the State of Missouri. The parties further consent that venue of any action brought under or as the result of a breach of this Agreement shall be proper in either of the above named courts and they each waive any objection thereto.

   9.09 Ownership and Return of Documents and Objects. Every plan, drawing, blueprint, flowchart, listing of source or object code, notation, record, diary, memorandum, worksheet, manual or other document, magnetic media and every physical object created or acquired by Executive as part of his employment by Employer, or which relates to any aspect of Employer's business, is and shall be the sole and exclusive property of Employer. Executive shall, immediately upon Employer's request or upon termination of this Agreement for any reason, deliver to Employer each and every original, copy, complete or partial reproduction, abstract or summary, however reproduced, of all documents and all original and complete or partial reproductions of all magnetic media or physical objects owned by Employer then in Executive's possession.

   9.10  Attorney's Fees.  Subject to the arbitration provision in
Section 9.11 below, if either party brings an action to enforce the terms hereof, the prevailing party in such action, on trail or appeal, shall be entitled to its reasonable attorney's fees, costs and expenses to be paid by the losing party as fixed by the court.

   9.11 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and judgement upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

   WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

                  THIS AGREEMENT CONTAINS A BINDING
                  ARBITRATION PROVISION WHICH MAY BE
                  ENFORCED BY THE PARTIES.


                  /s/ R.C. Matney
                  ---------------------------------------
                  R.C. Matney, in his individual capacity
                  (Executive)


                  MNX INCORPORATED
                  a Missouri corporation

                  By: /s/ J. Michael Head
                  ---------------------------------------
                  (Employer) J. Michael Head
                  President and Chief Executive Officer


- ----------------------------------------------------------------------

                   REVISED ADDENDUM TO
          EMPLOYMENT AND NONCOMPETE AGREEMENT
                      R.C. MATNEY



THIS AGREEMENT, dated this 1st day of July, 1994, is made by and among R.C. Matney, a resident of the State of Indiana ("Executive"), and Mark VII, Inc., a Missouri corporation. ("Employer").


                       RECITALS

Executive and Employer previously entered into "Employment and Noncompete Agreement" as of April 1, 1992, of which a true and correct copy is attached ("Agreement"). The parties hereto undertake and agree to modify said Agreement to the extent expressly stated herein. In all other respects, said Agreement shall remain as originally stated.

                       AGREEMENTS

In consideration of the mutual promises, covenants and agreements contained herein and in the underlying Agreement, the parties do hereby further agree as follows:

1.  Base Salary.

The base salary of Executive shall be $235,000 a year commencing July
1,1994.

2.  Annual Performance Bonus.

Commencing in 1995, Executive shall be paid two annual cash bonuses, neither of which shall exceed half of his base salary.

Once such bonuses shall be paid immediately following the completion of the annual audit for the fiscal year in an amount equal to that percentage of the base salary of the Executive by which consolidated income from continuing operations before income tax for the fiscal year 1994 exceeds $4,199,325 (the fiscal 1993 amount) plus 25% each year thereafter. However, for any fiscal year during which a 25% increase in consolidated income from continuing operations before income tax is not attained, this bonus shall not be paid.


The other bonus shall be paid immediately following June 30 each year in an amount equal to that percentage of the base salary of the Executive by which the increase (if any) in the per share price of the common stock of Mark VII from July 1, 1994 to June 30, 1995, and each subsequent year thereafter during the term hereof, exceeds the increase in the average of per share prices of the common stock of certain other companies in the Company's industry (the "transportation services peer group").

Employer's Board of Directors shall indentify those companies deemed to constitute Employer's "peer group" from time to time in its direction. It is agreed, however, that initially said peer group is deemed by said Board to constitute the following companies:

Air Express Internationl            Harper Group
Expediters International            Intertrans
Fritz Company

3.  Stock Options.

In addition to options to purchase 60,000 shares of Employers common stock set forth at 3.05 of Agreement by separate instrument Employer shall provide Executive with options to purchase an additional 250,000 shares of Employer's common stock, exercisable at a price equal to $14.00, the closing price on July 1, 1994. Such options will vest at the rate of 31,250 shares a year commencing with the effective date of this Agreement and shall lapse five years subsequent to vesting.

It is agreed and understood that this grant of options is subject to
(1)stockholder approval of an increase in the number of shares of common stock reserved for issuance upon the exercise of options, a proposal which has been recommended by the Board to the stockholders for their vote at the annual meeting of the shareholders of Mark VII, Inc. which is expected to be conducted in September of 1994 and (2) consummation of the sale of assets by Missouri-Nebraska Express to Swift Transportation Co., Inc. on or before December 31, 1994.

4.  Duties and Position of Executive.

Employer's Board of Directors has elected  Executive as Chairman,
President and Chief Executive Officer. Executive herewith agrees to undertake and assume responsibility for the duties of such offices.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum on the day and year first above written.


"EXECUTIVE"                             "EMPLOYER"
                                        MARK VII, INC.
                                        a Missouri corporation



/s/  R. C. Matney                       By:  /s/ James T. Graves
- ----------------------------------      ------------------------------

R.C. Matney                             James T. Graves, Vice Chairman